                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-78907

PROSPECTUS


                          SI DIAMOND TECHNOLOGY, INC.

                        6,564,986 SHARES OF COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                       11,304,792 SHARES OF COMMON STOCK
                              UNDERLYING WARRANTS

                        1,849,453 SHARES OF COMMON STOCK
              ISSUABLE UPON CONVERSION OF SERIES G PREFERRED STOCK


         The shareholders of SI Diamond Technology, Inc. identified on pages 20-22 may offer and sell the shares covered by this Prospectus from time to time. The shares offered for sale:

         - are presently outstanding, or will be issued as a result of existing agreements,

         -     underlie certain existing warrants to purchase common stock,

         - are issuable upon conversion of outstanding shares of the Company's Series G preferred stock.

         This offering is not being underwritten. The selling shareholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares.

         SI Diamond will receive the proceeds from the exercise of the warrants but, will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. SI Diamond will pay substantially all of the expenses of the registration of the sale of the shares. SI Diamond has agreed to indemnify certain of the selling shareholders against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution and Selling Shareholders."

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.

         SI Diamond's common stock is traded and quoted on the OTC Bulletin Board under the symbol "SIDT". On June 15, 1999, the closing price of the common stock as reported on the OTC Bulletin Board was $0.85 per share.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------
                 The date of this Prospectus is June 23, 1999.

                               PROSPECTUS SUMMARY


         The following summary highlights selected information from this document and may not contain all the information important to you. You should read carefully this entire document and the documents to which we have referred you. Unless the context otherwise requires, the term "SI Diamond" or the "Company" refers to SI Diamond Technology, Inc. and its subsidiaries.

                                  THE COMPANY

         The executive offices of SI Diamond are located at 3006 Longhorn Boulevard, Suite 107, Austin, Texas 78758, and its telephone number is (512) 339-5020.

                                  THE OFFERING

         This prospectus relates to 19,719,231 shares of common stock, par value $.001 per share, of SI Diamond Technology, Inc., a Texas corporation, which may be offered for sale by certain shareholders of the Company from time to time. The shares offered for sale:

         - are presently outstanding, or will be issued as a result of existing agreements,

         -     underlie certain existing warrants to purchase common stock, or

         - are issuable upon conversion of outstanding shares of the Company's Series G preferred stock.

As of June 15, 1999, the Company had the following securities outstanding covered by this Prospectus.

                   SECURITY DESIGNATION                 AMOUNT OUTSTANDING (1)
                   --------------------                 ----------------------
               Common stock                                    6,564,986

               Common stock underlying                        11,304,792
               warrants

               Series G preferred stock                        1,849,453

-------------------
(1) This number represents either shares of common stock or the number of shares of common stock into which the warrants and Series G preferred stock are convertible as of the date of this Prospectus.

See "Plan of Distribution and Selling Shareholders."

                              PLAN OF DISTRIBUTION

         This offering is not being underwritten. The selling shareholders directly, through agents designated by them from time to time or through dealers or underwriters also to be designated, may sell the shares from time to time, in or through privately negotiated transactions, or in one or more transactions, including block transactions, on the OTC Bulletin Board or on any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange or otherwise. The selling price of the shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the specific shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. See "Plan of Distribution and Selling Shareholders."

         The Company will receive the proceeds from the exercise of the warrants, but will not receive any proceeds from the sale of the shares by the selling shareholders. The Company has agreed to pay all of the expenses of the registration of the shares. The selling shareholders must pay any commissions and discounts of underwriters, dealers or agents. The Company has agreed to indemnify certain of the selling shareholders against certain civil liabilities under the Securities Act. See "Plan of Distribution and Selling Shareholders."

                          SHARES CONVERTED AT DISCOUNT

         Shares of the Company's Series G preferred stock may be convertible into the Company's common stock at prices which are at a discount to prevailing market prices at the time of conversion into the Company's common stock. The Series G preferred stock is convertible into that number of shares of the Company's common stock determined by dividing the original issue price of the Series G preferred stock, plus an amount equal to ten percent (10%) of the issue price per annum, by $1.00. As of the date of this Prospectus, the price of the Company's common stock was below $1.00. Sales or offers to sell shares of common stock converted from this series of the Company's preferred stock could adversely affect the price of and market for SI Diamond's common stock. See "Description of Capital Stock--Preferred Stock- -Series G preferred stock."

                      SELLING SHAREHOLDERS AS UNDERWRITERS

         The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of any of the shares may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution and Selling Shareholders."

                                  RISK FACTORS

         See "Risk Factors" beginning on page 4 of this prospectus for a discussion of certain factors related to the Company and the common stock offered in this prospectus.

                                  RISK FACTORS


         The common stock being offered hereby involves a high degree of risk. You should carefully consider the following risk factors in addition to other information contained in this prospectus in deciding whether to invest in our shares of common stock.

DFE PRODUCT DEVELOPMENT IS IN ITS EARLY STAGES AND THE OUTCOME IS UNCERTAIN

         Our Diamond Field Emission ("DFE") technology, and any products that use this technology, will require significant additional development, engineering, testing and investment prior to commercialization. Our leading potential DFE product is a cathode, or light source, intended for use in a display. If the cathode is successful, a display using this cathode is also a possibility. The cathode or display may not be successfully developed. If either of these products is developed, it may not be possible to produce these products in significant quantities at a price that is competitive with other similar products.

THERE ARE NO CURRENT DFE PRODUCT REVENUES

         We currently receive no revenue from any products related to our DFE technology. The only revenues that we have received related to our DFE technology are revenues for continued research on the technology, and patent licensing revenues. We may never receive product revenues from the DFE technology.

OUR SUCCESS IS DEPENDENT ON OUR PRINCIPAL PRODUCTS

         Our DFE technology is an emerging technology. Our financial condition and prospects are dependent upon market acceptance and sales of our DFE products and our electronic billboard and related electronic display products. Additional research and development needs to be conducted on the DFE products before marketing and sales efforts can be commenced. Market acceptance of our products will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost effectiveness of the products. There can be no assurance that we will be able to gain commercial market acceptance for our products or develop other products for commercial use.

WE HAVE A HISTORY OF OPERATING LOSSES

         We have a history of operating losses and have never had a profitable year. The first quarter of 1999 was our first profitable quarter. We have incurred operating losses as shown below:

                YEAR ENDED DECEMBER 31                                   NET LOSS
                ----------------------                                   --------
                        1992                                          $  (1,630,978)
                        1993                                          $  (7,527,677)
                        1994                                          $  (7,255,420)
                        1995                                          $ (14,389,856)
                        1996                                          $ (13,709,006)
                        1997                                          $  (6,320,901)
                        1998                                          $  (3,557,548)
                        1999 (through March 31)                       $   3,445,984

         We may continue to incur additional operating losses for an extended period of time as we continue to develop products. we do, however, expect to be profitable in 1999. we may not be

Profitable beyond 1999. Wallace Sanders & Company, Independent Auditors of the Company, have expressed substantial doubt as to our ability to continue as a going concern based on these accumulated losses from operations. See "Independent Auditors' Report." We have funded our operations to date primarily through the proceeds from the sale of our debt and equity securities. In order to continue our transition from a contract research and development organization to an organization with ongoing operations, we anticipate that substantial product development expenditures will continue to be incurred.

WE HAVE FUTURE CAPITAL NEEDS AND THE SOURCE OF THAT FUNDING IS UNCERTAIN

         We expect to continue to incur substantial expenses for research and development, product testing, production, manufacturing, product marketing, and administrative overhead. The majority of research and development expenditures are for the development of our DFE technology and our electronic billboard product. Some of our proposed products may not be available for commercial sale or routine use for a period of one to two years. Commercialization of our existing and proposed products will require additional capital in excess of our current sources of funding. A shortage of capital may prevent us from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives, which cannot be predicted with certainty, there may be substantial fluctuations in our results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, we may be required to curtail our expansion and/or seek additional financing from other sources. We may seek additional financing through the offer of debt or equity or any combination of the two at any time.
         We have developed a plan to allow us to maintain operations until we are able to sustain ourselves on our own revenue. At the present time, we have existing resources to sustain ourselves for a period of approximately 11 months from the date of this Prospectus at current spending levels. We believe that we have the ability to continue to raise short term funding, if necessary, to enable us to continue operations until our plan can be completed. Our plan is primarily dependent on raising funds through the licensing of our technology and through strategic partner and debt offerings. We are also concentrating on raising revenue by seeking customers for our electronic billboard product, which is currently under development.
         Our plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur which would cause certain assumptions on which this plan is based to be no longer valid. Our plan is primarily dependent on increasing revenues and raising additional funds through strategic partners and additional debt offerings. If adequate funds are not available from operations or additional sources of financing, we may have to eliminate, or reduce substantially, expenditures for research and development, testing and production of our products. We may have to obtain funds through arrangements with other entities that may require us to relinquish rights to certain of our technologies or products. These actions could materially and adversely affect the Company.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE AND WE MAY NOT REMAIN COMPETITIVE

         The display industry is highly competitive and is characterized by rapid technological change. Our existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for our products. There is no assurance that other products, processes or technologies will not render our proposed products obsolete or less competitive. Most of our competitors have greater financial, managerial, distribution, and technical resources than us. We will be required to devote substantial financial resources and effort to further research and development. There can be no assurance that we will successfully differentiate our products from our competitors' products, or that we will adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.

WE HAVE TECHNOLOGIES SUBJECT TO LICENSES

         As a licensee of certain research technologies through various license and assignment agreements with Microelectronics and Computer Technology Corporation and DiaGasCrown, Inc., we have acquired rights to develop and commercialize certain research technologies. In certain cases, agreements require us to pay royalties on the sale of products developed from the licensed technologies and fees on revenues from sublicensees. We also have to pay for the costs of filing and prosecuting patent applications. Each agreement is subject to termination by either party, upon notice, in the event of certain defaults by the other party. The payment of such royalties may adversely affect the future profitability of the Company.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET

         Since our inception, we have focused our product development and research and development efforts on technologies that we believe will be a significant advance over currently available technologies. With any new technology, there is a risk that the market may not appreciate the benefits or recognize the potential applications of the technology. Market acceptance of our products will depend, in part, on our ability to convince potential customers of the advantages of such products as compared to competitive products. It will also depend upon our ability to train manufacturers and others to use our products. We currently have a limited marketing organization and there is no assurance that we will be able to successfully market our proposed products even if such products perform as anticipated.

WE HAVE LIMITED MANUFACTURING CAPACITY AND EXPERIENCE

         We have no established commercial manufacturing facilities in the areas in which we are conducting our principal research. The management team has commercial manufacturing and marketing experience in other industries and with other products in the display industry; however, we have no experience in manufacturing our proposed products. At the present time, we have no intention of establishing a manufacturing facility. We are focusing our efforts on licensing our technology to others for use in their manufacturing processes. We intend to contract with a qualified manufacturer for assembly services related to our electronic billboard product, which is currently under development. To the extent that any of our other products require manufacturing facilities, we intend to contract with a strategic partner or other qualified manufacturer.

WE MAY NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS

         We intend to establish and develop a sales organization to promote, market, and sell our products. This may require significant additional expenditures, management resources, and training time. There can be no assurance that we will be able to establish a successful sales organization.

WE ARE DEPENDENT ON THE AVAILABILITY OF MATERIALS AND SUPPLIERS

         We anticipate that the materials to be used in producing our future products will be purchased from outside vendors. In certain circumstances, we may be required to bear the risk of material price fluctuations. We anticipate that the majority of raw materials used in products to be manufactured by the Company or its strategic partners will be readily available. However, there is no assurance that these materials will be available in the future, or if available, will be procurable at prices favorable to the Company or its strategic partners.

LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

         Our future success will depend on our ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense. We may not be able to attract and retain all personnel necessary for the development of our business. In addition, much of the know-how and processes developed by the Company reside in our key scientific and technical personnel. This know-how and these processes are not readily transferable to other scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on us.

WE MAY NOT BE ABLE TO PROVIDE SYSTEM INTEGRATION

         In order to prove that our technologies work and will produce a complete product, we must ordinarily integrate a number of highly technical and complicated subsystems into a fully-integrated prototype. There is no assurance that we will be able to successfully complete the development work on any of our proposed products or ultimately develop any marketable products.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY TECHNOLOGY

         Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our technology. Although we have been awarded, have filed applications for, or have been licensed technology under numerous patents, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may already have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to the Company. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling our products. Although third parties have not asserted infringement claims against us, there is no assurance that third parties will not assert such claims in the future. Claims that our products infringe on the proprietary rights of others are more likely to be asserted after commencement of commercial sales incorporating our technology.

         We also rely on unpatented proprietary technology, and there is no assurance that others will not independently develop the same or similar technology, or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we require all employees and most consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for the our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how, or other proprietary information. While we have attempted to protect proprietary technology that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.

OUR REVENUES HAVE BEEN DEPENDENT ON GOVERNMENT CONTRACTS IN THE PAST

         In previous years, a significant part of our revenues were derived from contracts with agencies of the United States government. Following is a summary of those revenues in recent years:

                                                        REVENUES FROM              PERCENTAGE OF
                YEAR ENDED DECEMBER 31              GOVERNMENT CONTRACTS           TOTAL REVENUE
                ----------------------              --------------------           -------------
                         1992                          $    930,000                     99%
                         1993                          $  1,147,000                     89%
                         1994                          $    820,000                     41%
                         1995                          $  1,009,000                     33%
                         1996                          $  2,869,000                     50%
                         1997                          $    854,000                     24%
                         1998                          $          0                      0%

         We currently have no significant commitment for any future government funding and do not intend to seek any government funding unless it directly relates to achievement of our strategic objectives. To the extent that we are unable to obtain funding from alternate sources, this could adversely affect our ability to continue to perform research and development on our proposed products.

         Contracts involving the United States government are, or may be, subject to various risks including, but not limited to, the following:

         -        Unilateral termination for the convenience of the government

         - Reduction or modification in the event of changes in the government's requirements or budgetary constraints

         - Increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost reimbursement contracts

         - Potential disclosure of our confidential information to third parties

         - The failure or inability of the prime contractor to perform its prime contract in circumstances where we are a subcontractor

         - The failure of the government to exercise options provided for in the contracts

         - The right of the government to obtain a non-exclusive, royalty free, irrevocable world-wide license to technology developed under contracts funded by the government if we fail to continue to develop the technology

YEAR 2000 ISSUES MAY EXPOSE US TO LIABILITY

         Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of the systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900 rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Year 2000 Problem."

         The Year 2000 Problem presents us potential risks including, but not limited to, the following:

         - Products sold to customers - We have had very limited product sales to customers and believe that all products sold to customers are Year 2000 complaint. We believe our risk in this area is extremely limited.

         - Internal Infrastructure - We have completed an internal evaluation and have determined that all of our internal systems will be Year 2000 compliant well prior to the end of 1999. We believe our risk in this area is extremely limited.

         - Suppliers/third party relationships - There is no assurance that our suppliers or other third parties that we rely on will resolve any or all Year 2000 problems with their systems on a timely basis. Since we have no significant suppliers of product, we believe our risk is limited in this area.

         - External Infrastructure - We are dependent on other entities such as governmental units, utilities, banks, etc., that maintain an external infrastructure necessary for us to operate. Although we expect that such entities are addressing and solving their Year 2000 problems, there no assurance that these problems will be addressed and solved on a timely basis.

WE ARE EXPOSED TO MATERIAL LITIGATION

         We have been sued by a former customer of Plasmatron, one of our subsidiaries, for damages that the former customer claims that it incurred as a result of the alleged failure of the machine provided by Plasmatron to perform as intended. Various trade creditors have also filed suit to collect unpaid trade amounts due. We expect these items to be resolved with no material impact on our financial statements. If we were to become subject to a judgment that exceeds our ability to pay, that judgment could have a material impact on our financial condition and could affect our ability to continue in existence.

OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS OWN OR CONTROL A LARGE NUMBER OF SHARES

         Officers, directors and principal shareholders of SI Diamond own, or have the power to vote, in the aggregate, approximately 10.2% of the voting stock of SI Diamond on an "as converted" basis. Due to the relatively large number of shares owned by these shareholders and certain provisions of SI Diamond's Amended and Restated Articles of Incorporation (the "Restated Articles") and Bylaws, it may be difficult for other shareholders to cause a change in control of SI Diamond or effect other fundamental corporate transactions if officers, directors and principal shareholders were to act as a group.

THE MARKET FOR SHARES OF SI DIAMOND COMMON STOCK IS VOLATILE

         The market price of the shares of SI Diamond common stock, like that of the common stock of many emerging technology companies, has fluctuated significantly in recent years and will likely continue to fluctuate in the future. The prices of such securities currently rise and are expected to continue to rise rapidly in response to certain events, such as announcements concerning product developments, licenses and patents, although the outcome of such events may not be fully determined. Similarly, prices of such securities may fall rapidly if unfavorable results are encountered in product development or market acceptance. In the event that SI Diamond achieves earnings from the sale of products, securities analysts may begin predicting quarterly earnings. The failure of our earnings to meet analysts' expectations could result in a significant rapid decline in the market price of our common stock. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of the equity securities of many technology companies and which have often been unrelated to the operating performance of those companies. Such broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the common stock.

SHARES OF OUR SERIES G PREFERRED STOCK MAY BE CONVERTED AT A DISCOUNT INTO SHARES OF SI DIAMOND COMMON STOCK

         Shares of the Company's Series G preferred stock may be convertible into SI Diamond common stock at prices which are at a discount to prevailing market prices at the time of conversion into SI Diamond's common stock. The Series G preferred stock is convertible into that number of shares of the Company's common stock determined by dividing the original issue price of the Series G preferred stock, plus an amount equal to ten percent (10%) of the issue price per annum, by $1.00. As of the date of this Prospectus, the price of the Company's common stock was below $1.00. Sales or offers to sell shares of common stock converted from this series of the Company's preferred stock could adversely affect the price of and market for SI Diamond's common stock. See "Description of Capital Stock--Preferred Stock--Series G preferred stock."

SHARES OF OUR COMMON STOCK ARE ELIGIBLE FOR FUTURE SALE
         As of June 15, 1999, there were 51,015,336 shares of SI Diamond common stock outstanding, of which 43,628,915 shares of such common stock were freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of SI Diamond. As of that date, the remaining shares of SI Diamond common stock were deemed "restricted securities," as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.

         The Registration Statement, of which this Prospectus is a part, pertains to 6,564,986 shares of common stock which are currently "restricted securities"; 11,304,792 shares of common stock which underlie existing warrants; and 1,849,453 shares of common stock which are issuable upon conversion of the Series G preferred stock. SI Diamond is obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.

         In addition to the shares of common stock which are outstanding as of June 15, 1999, 5,834,391 shares of common stock have been reserved for issuance pursuant to our stock option plans. Approximately 11,304,792 shares of common stock have also been reserved for issuance upon the exercise of warrants that have been issued by SI Diamond (11,304,792 of such shares have been registered in the Registration Statement) and 1,849,453 shares of common stock have been reserved for issuance upon conversion of the Company's Series G preferred stock.

         No prediction can be made as to the effect, if any, that future sales, or the availability of shares of SI Diamond common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of SI Diamond common stock by SI Diamond or by shareholders who hold "restricted securities," or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

PRIOR AND SUPERIOR RIGHTS OF OTHER CLASSES OF CAPITAL STOCK

         The rights of holders of the common stock to receive dividends or other payments with respect thereto are subject to any prior and superior rights of holders of SI Diamond's preferred stock. As of June 15, 1999, SI Diamond had issued and outstanding 1,550 shares of its Series G preferred stock. No current series of SI Diamond's preferred stock has rights that are prior and superior to the common stock with respect to dividends. Additionally, the holders of the Series G preferred stock are entitled to a liquidation preference over the holders of the common stock. The Board of Directors, however, has the authority to provide for the issuance of additional shares of preferred stock in one or more additional series and such shares may, in the Board's discretion, have prior and superior rights to receive dividends or other payments with respect thereto. In light of its future capital requirements, SI Diamond could issue shares of preferred stock at any time having such prior and superior rights. See "Description of Capital Stock".

A POSSIBLE ADVERSE EFFECT ON THE PRICE OF OUR COMMON STOCK COULD RESULT FROM SALES BY SELLING SHAREHOLDERS IN THE MARKET

         Sales of or offers to sell substantial blocks of common stock currently held by certain shareholders, or the perception by investors, investment professionals or securities analysts of the possibility that such sales may occur could adversely affect the price of and market for the common stock.

         Upon registration in accordance with its obligations, the selling shareholders will be permitted to sell up to 19,719,231 shares of common stock, of which 11,304,792 are shares of common stock subject to issuance upon the exercise of certain warrants and 1,849,453 are shares of common stock issuable upon conversion of the Series G preferred stock. The shares (assuming the exercise of all warrants and conversion of all the Series G preferred stock are subject to the Registration Statement) represent approximately 30.73% of the shares of common stock outstanding on the date hereof. We will not receive any proceeds from sales of shares held by such selling shareholders. SI Diamond will receive the proceeds from the exercise of any warrants to purchase shares of common stock. SI Diamond is unable to predict how much it will receive from the exercise of the warrants held by the Vision Mark Selling Shareholder since the price of such warrants shall be established, if at all, upon the achievement of certain milestones by C&A Services, L.L.C. See "Plan of Distribution and Selling Shareholder--Vision Mark Selling Shareholder." The exercise prices of all other warrants range from $0.25 to $7.89 per share of SI Diamond's common stock. It is unlikely that any warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.

OTHER CLASSES OF CAPITAL STOCK HAVE PRIOR AND SUPERIOR RIGHTS

         The rights of holders of the common stock to receive dividends or other payments with respect thereto are subject to any prior and superior rights of holders of SI Diamond's preferred stock. As of June 15, 1999, SI Diamond had issued and outstanding 1,550 shares of its Series G preferred stock. No current series of SI Diamond's preferred stock has rights that are prior and superior to the common stock with respect to dividends. Additionally, the holders of the Series G preferred stock are entitled to a liquidation preference over the holders of the common stock. The Board of Directors, however, has the authority to provide for the issuance of additional shares of preferred stock in one or more additional series and such shares may, in the Board's discretion, have prior and superior rights to receive dividends or other payments with respect thereto. In light of its future capital requirements, SI Diamond could issue shares of preferred stock at any time having such prior and superior rights. See "Description of Capital Stock".

WE HAVE NEVER PAID DIVIDENDS

         The Company has never paid cash dividends on its equity securities and does not intend to pay cash dividends in the foreseeable future. To the extent the Company has earnings in the future, the Company intends to reinvest such earnings in the business operations of the Company.

OUR RESTATED ARTICLES OF INCORPORATION AND BYLAWS MAY INHIBIT A TAKEOVER

         The Company's Restated Articles and Bylaws contain a number of provisions which could make the acquisition of the Company, by means of an unsolicited tender offer, a proxy contest or otherwise, more difficult, including the following:

         - the Board is authorized to issue series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt;

         - the Board of Directors is divided into three classes of directors, with the result that approximately one-third of the Board of Directors are elected each year;

         - except in limited circumstances, no shares of the Company's preferred stock may be issued or sold to any officer or director of the Company or any shareholder owning more than five percent (5%) of the Company's common stock without the affirmative vote of a majority of the disinterested shareholders of the Company; and

See "Description of Capital Stock--Certain Provisions of the Articles of Incorporation, Bylaws and Texas Law."

OUR RESTATED ARTICLES AND BYLAWS LIMIT OUR DIRECTORS' LIABILITY AND PROVIDE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Restated Articles provide that a director of the Company will only be liable to the Company for the following:

         - breaches of his duty of loyalty to the Company and its shareholders,

         - acts or omissions not in good faith or which constitute a breach of duty of a director of the Company or involves intentional misconduct or a knowing violation of law,

         - transactions from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

         - acts or omissions for which liability is specifically provided by statute, and

         - acts relating to unlawful stock purchases or payments of dividends.

Thus, the Company may be prevented from recovering damages for certain alleged errors or omissions by its directors.

         The Bylaws also provide that, under certain circumstances, the Company will indemnify its officers and directors for liabilities incurred in connection with their good faith acts for the Company. Such an indemnification payment might deplete the Company's assets. While Texas law permits a shareholder to bring a derivative action on behalf of a corporation, the law relating to the remedies available to corporate shareholders is constantly changing. Shareholders who have questions concerning the fiduciary obligations of the officers and directors of the Company should consult with independent legal counsel. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

THERE ARE RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

         This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "believe", "expect", "estimate", "project", "intend", "plan", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

         Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Many factors mentioned in the following discussion - for example, product development, competition, and the availability of funding - will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

         We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the SEC. Also note that we provide the following cautionary discussion of risks, uncertainties, and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect the Company. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                      WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC. This prospectus does not contain all of the information in the Registration Statement. The Registration Statement contains more information than this prospectus regarding SI Diamond and its common stock, including exhibits and schedules. You can get a copy of the Registration Statement from the SEC at the address below or from its internet site.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the documents we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.A., Judiciary Plaza, Washington, D.C. 20549 and at the Regional Offices of the Commission at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606-2511 and Seven World Trade Center, New York, New York 10048. You should call 1-800-SEC-0330 for more information on the public reference room. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC at the public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549.

The Commission also maintains a Web site that contains information regarding registrants at http:\\www.sec.gov.

         The common stock is included in the OTC Bulletin Board under the symbol "SIDT". Reports, proxy and information statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, 3rd Floor, Washington, D.C. 20006 or obtained by calling the Nasdaq Public Reference Room Disclosure Group at 1-800-638-8241.

                      DOCUMENTS INCORPORATED BY REFERENCE

         The Commission allows us to "incorporate" into this Prospectus information we file with the Commission in other documents. This means we can disclose important information to you by referring to other documents which we have filed and contain that information. The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-11602), are incorporated by reference in this prospectus and shall be deemed to be a part hereof:

                  (1) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

                  (2) The Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1999.

                  (3) The Company's Current Report on Form 8-K dated as of February 4, 1999.

                  (4) The Company's Current Report on Form 8-K dated as of April 16, 1999.

                  (5) The description of the Company's common stock which is contained in the Company's Registration Statement on Form 8-A filed on November 19, 1992, pursuant to
                           Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

         We incorporate by reference all future documents we may file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares. The information that we incorporate by reference may include documents filed after the date of this Prospectus which update and supersede the information you read in this Prospectus.

         You may request a copy of the documents incorporated by reference at no cost. Requests for copies should be directed in writing or by telephone to:

                          SI Diamond Technology, Inc.
                       3006 Longhorn Boulevard, Suite 107
                              Austin, Texas 78758
                         Attention: Corporate Secretary
                          (Telephone: (512) 339-5020)

                              RECENT DEVELOPMENTS

         In March 1999, the Company signed a license agreement with a large manufacturer of information and office products. Under the terms of this agreement, the Company received $5,000,000 on March 31, 1999 representing gross royalties of $5,555,556, less related foreign taxes of $555,556. In exchange for this payment, the Company granted the licensee a paid up worldwide non-exclusive license to certain of the Company's patents and patent applications.

         During the quarter ended March 31, 1999, the Company converted a total of $905,000 of short-term notes payable into equity of the Company. This resulted in the issuance of 3,597,371 shares of the Company's common stock.

                                USE OF PROCEEDS

         The selling shareholders will receive all of the net proceeds from the sale of the shares of SI Diamond common stock sold. Pursuant to this prospectus, SI Diamond will not receive any of the proceeds from the sale of the shares by the selling shareholders. SI Diamond will receive the proceeds from the exercise of the warrants, which proceeds will be used for working capital. SI Diamond is unable to predict how much it will receive from its exercise of the warrants held by the Vision Mark Selling Shareholder since the price of such warrants shall be established, if at all, upon the achievement of certain milestones by C&A Services, L.L.C. See "Plan of Distribution and Selling Shareholder--Vision Mark Selling Shareholder." The exercise prices of all other warrants range from $0.25 to $7.89 per share of SI Diamond's common stock. It is unlikely that any warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.

                 PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

GENERAL

         The Company is registering the shares on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this Prospectus. The Selling Shareholders hold shares of SI Diamond's common stock which are (1) currently "restricted securities", (2) issuable upon exercise of certain outstanding warrants to purchase shares of the Company's common stock, or (3) issuable upon conversion of outstanding shares of the Company's Series G preferred stock. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholders.

         Sales of shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the OTC Bulletin Board or any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers or underwriters. The Selling Shareholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwrites or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Shareholders.

         The Selling Shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The Selling Stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Company has agreed to indemnify each Selling Shareholders against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. Resales and reoffers of the shares by the Selling Shareholders must also be accompanied by the delivery of a copy of the Prospectus. Copies of the Prospectus shall be delivered to each Selling Shareholder after the Registration Statement, of which this Prospectus is a part, is declared effective. To the extent required by applicable law, the specific shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in the accompanying Prospectus. Each Selling Shareholder shall also be informed of the anti-manipulative rules under Regulation M promulgated pursuant to the Exchange Act.

         Selling Shareholders also amy resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. They may also pledge shares as collateral for margin accounts, which shares can be resold pursuant to the terms of such accounts.

         There can be no assurance that the Selling Shareholders will sell any or all of the shares offered by them in this Prospectus. SI Diamond has filed the Registration Statement, of which this Prospectus forms a part, to comply with the exercise by certain Selling Shareholders demand registration rights granted to such Selling Shareholders, and to comply with certain "piggyback" registration rights granted to other Selling Shareholders.

         Upon the Company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction. In addition, upon the company being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this Prospectus will be filed.

SWARTZ SELLING SHAREHOLDERS

         Effective in January 1996, the persons listed in the Selling Shareholders Table as the Swartz Selling Shareholders received warrants to purchase shares of the Company's common stock at $7.89 per share. These warrants expire on January 7, 2002. Swartz allocated their warrants among certain of its principals and employees. Swartz assisted the Company as placement agent for its Series E preferred stock, of which there are no shares currently outstanding.

SERIES G SELLING SHAREHOLDERS

         Effective in June 1997, the shareholders listed in the Selling Shareholders Table as the Series G Selling Shareholders acquired 1,700 shares of the Company's Series G preferred stock in an exempt transaction pursuant to Regulation D of the Securities Act. Of these shares, 1,550 are still outstanding.

         Subject to adjustment in certain circumstances, each share of Series G preferred stock is convertible into that number of shares of common stock determined by dividing the original issue price of the Series G preferred stock, plus an amount equal to 10% per annum of their issue price, by $1.00.

         In addition to the shares of Series G preferred stock issued in this offering, the Series G Selling Shareholders also received warrants to purchase an aggregate of 850,000 shares of the Company's common stock at $1.00 per share. These warrants expire in August 2002.

         The Company agreed at the time of sale of the Series G preferred stock to register pursuant to the Registration Statement the shares of common stock issuable upon conversion of the Series G preferred stock as determined at the time of such registration and to keep such Registration Statement effective for one (1) year. Additionally, the Company agreed to pay all of the expenses incident to the preparation and filing of the Registration Statement (other than commissions and discounts of any underwriters, dealers or agents). The Company also agreed to indemnify the Series G selling shareholders and any underwriters they may utilize against certain civil liabilities, including liabilities arising under the Securities Act. In addition, each Series G selling shareholder agreed to indemnify the Company against civil liabilities, including liabilities under the Securities Act, with respect to written information furnished by the Series G selling shareholders to the Company.

NOTE SELLING SHAREHOLDERS

         During 1998, the Company issued a total of $1,005,000 of notes payable to investors that were convertible into shares of the Company's common stock at the option of the lender, primarily at a rate of $0.25 per share, which approximated the market price at the time the loans were made. All of these notes have been converted into the Company's common stock.

         In January and February 1999, the Company borrowed a total of $200,000 from a shareholder for working capital purposes. These short-term loans bore interest at a rate of 15%, were secured by all assets of the Company, and were convertible into the common stock of the Company at rates ranging from $0.30 to $0.40 per share. These conversion rates approximated the market price of the Company's common stock at the times the loans were arranged. These notes were converted into shares of Company's common stock in February 1999.

OCTOBER 1998 WARRANT SELLING SHAREHOLDER

         In 1998, the Company issued $100,000 of 90-day notes which were payable at a rate of 15% and secured by all assets of the Company. These notes were accompanied by warrants enabling the holder of these 90-day notes to purchase a total of 400,000 shares of the Company's common stock at $0.25 per share, which approximated the market price of the Company's common stock at the time of the loans.

VISION MARK SELLING SHAREHOLDER

         On November 11, 1998, Electronic Billboard Technology, Inc. ("EBT"), a wholly-owned subsidiary of SI Diamond entered into a Marketing Agent Agreement with Vision Mark, L.L.C., a Texas limited liability company ("Vision Mark"). Pursuant to the marketing agreement, EBT appointed Vision Mark as a nonexclusive marketing representative. In connection with the marketing agreement, SI Diamond entered into a Consulting and Advisory Services Compensation Agreement with C&A Services, L.L.C. ("C&A"). SI Diamond also agreed that at such time as EBT shall enter into a letter of intent for the installation of certain of its operating systems resulting from Vision Mark's representation of EBT, SI Diamond shall issue C&A 300,000 shares of its common stock.

         SI Diamond also issued warrants to purchase SI Diamond common stock to C&A, which shall be exercisable upon the achievement of certain goals as described below:

         (1) Once EBT has received revenue from arrangements pursuant to the marketing agreement in the aggregate of $10,000,000, and for each successive and cumulative $10,000,000 increment of revenue achieved pursuant to the marketing agreement, C&A may exercise warrants to purchase up to 250,000 shares of SI Diamond common stock at a purchase price equal to 50% of the average closing price of SI Diamond common stock on the five business days next preceding the date of the achievement of each $10,000,000 increment in revenue from the marketing agreement.

         (2) Within 60 days following each annual anniversary of the marketing agreement, if the aggregate revenue from the marketing agreement is at least equal to $10,000,000 for each such annual period, C&A shall have the additional right thereafter to exercise warrants to purchase shares of SI Diamond common stock with respect to each such annual determination. If the amount of revenue received pursuant to the marketing agreement is equal to, but not less than 25% of, the aggregate revenue of SI Diamond for each such annual period, C&A may exercise warrants to purchase up to 100,000 shares of SI Diamond common stock at a purchase price equal to 75% of the average closing price of SI Diamond common stock on the five business days next preceding the last business day of each such annual period. For each additional 1% above 25% that the revenue received pursuant to the marketing agreement contributed to the aggregate SI Diamond annual revenue for such annual period, C&A may exercise warrants to purchase up to 100,000 such additional shares of SI Diamond common stock, in incremental amounts of 4,000 shares of SI Diamond common stock each for each such additional 1% of revenue that the marketing agreement contributed to the aggregate revenue of SI Diamond for such annual period. These warrants may be exercised at a purchase price equal to the average closing price of SI Diamond common stock on the five business days next preceding the last business day of such annual period, less a percentage equal to the sum of 25% plus an additional 1% for each additional 1% over and above 25% (not to exceed, in the aggregate, 50%) that the revenue achieved pursuant to the marketing agreement contributed to the aggregate SI Diamond revenue for such annual period.

         (3) SI Diamond has also issued warrants to C&A to purchase an additional 2,300,000 shares of SI Diamond's common stock upon the receipt by EBT of each of $100,000,000 and $200,000,000, respectively, of cumulative revenue from the marketing agreement (for a maximum of 4,600,000 shares). The purchase price for the shares subject to these warrants shall be equal to 50% of the average closing price on the five business days next preceding the date on the achievement of each of $100,000,000 and $200,000,000 of such cumulative revenue by EBT.

         Notwithstanding anything contained in the Consulting and Advisory Services Compensation Agreement, the number of shares of SI Diamond common stock received by C&A shall not exceed 10,000,000 shares, subject to adjustment in certain circumstances.

OTHER SELLING SHAREHOLDERS

         The Company has agreed to give the shareholders listed herein as the Other Selling Shareholders "piggyback" registration rights regarding shares underlying certain warrants and shares held by these holders. Pursuant to these "piggyback" rights, the Company agreed to use its best efforts to have the common stock and the common stock issuable upon the exercise of these warrants included in the Registration Statement, of which this prospectus is a part.

SELLING SHAREHOLDERS

         This prospectus covers offers of the shares of common stock owned by the Selling Shareholders. The following table lists the names of the selling shareholders as well as (1) the number of shares of common stock, (2) the number of shares of common stock underlying existing warrants, and (3) the number of shares of common stock issuable upon conversion of the Company's Series G preferred stock held as of June 15, 1999. Because the Company does not know how many shares may be sold by the selling shareholders pursuant to this prospectus, no estimate can be given as to the number of the shares that will be held by the selling shareholders upon termination of this offering.

                           SELLING SHAREHOLDERS TABLE


                                                                                      NUMBER OF SHARES
                                                                                      OF COMMON STOCK
                                                                                      ISSUABLE UPON
                                             NUMBER OF SHARES    NUMBER OF SHARES      CONVERSION OF
                                                 OF COMMON           OF COMMON            SERIES G
                                              STOCK HELD AND     STOCK UNDERLYING     PREFERRED STOCK      PERCENTAGE OF INTERESTS
                                             OFFERED PURSUANT    WARRANTS OFFERED     OFFERED PURSUANT        PRIOR TO ANY SALES
                                                  TO THIS        PURSUANT TO THIS         TO THIS           MADE PURSUANT TO THIS
            SHAREHOLDER                         PROSPECTUS          PROSPECTUS         PROSPECTUS(1)             PROSPECTUS(2)
            -----------                      -----------------   ----------------     ----------------     -----------------------

SWARTZ SELLING SHAREHOLDERS
Eric S. Swartz...........................                                55,702                                        *
Michael C. Kendrick......................                                55,702                                        *
P. Bradford Hathorn......................                                 5,000                                        *
Lance T. Bury............................                                 5,000                                        *
Dwight B. Bronnum........................                                 1,500                                        *
Robert L. Hopkins........................                                 1,500                                        *
Charles Krusen...........................                                 4,867                                        *
Enigma Investments Limited...............                                 1,521                                        *
David K. Peteler.........................                                 3,000                                        *
S. Edward Bradford.......................                                11,000                                        *


SERIES G SELLING SHAREHOLDERS
William W. Gow...........................                                50,000              119,945                   *
John Green Company.......................                                50,000              119,890                   *
Joseph Shaffer and Cynthia Shaffer.......                                25,000               59,877                   *
James G. Petroff.........................                                25,000               59,863                   *
Mark S. Wagner...........................                                25,000               59,836                   *
Chris S. Lawson..........................                                25,000               59,836                   *
Steve Aiello.............................                                25,000               59,836                   *
Pinnacle Fund, L.P.......................                               100,000              239,178                   *
Dan Cafolla..............................                                12,500                                        *
Dan Cafolla Profit Sharing Plan..........           29,116               12,500                                        *
J. Brad Carter, M.D......................                                75,000               59,493                   *
J. Brad Carter, M.D. IRA Account.........                                25,000               59,452                   *
Klaich Animal Hospital, Ltd.
    Amended Profit Sharing Plan..........                                50,000              119,315                   *
Craig Valassis...........................                               100,000              238,192                   *
Peerless Distributing Company............                                25,000               59,014                   *
ARA    ..................................                                25,000               59,014                   *
Nicholas Martin Living Trust.............                               100,000              239,178                   *
Michael Scott Blechman...................                                                                              *
    Family Trust.........................                               100,000              237,534                   *

NOTE SELLING SHAREHOLDERS
Pinnacle Fund............................        1,221,021                                                          2.39%
R.J. Berman..............................          202,792                                                             *
Bill Clement.............................          202,507                                                             *
Michael Denton, Jr.......................          305,014                                                             *
Michael Scott Blechman Family Trust......          830,904                                                          1.63%
Barney Cacioppo..........................          103,534                                                             *
Gilbert Kitt.............................          210,000                                                             *
John E. Green............................          433,863                                                             *
Nick Martin Co...........................          207,808                                                             *

                                                                                   NUMBER OF SHARES
                                                                                    OF COMMON STOCK
                                                                                     ISSUABLE UPON
                                          NUMBER OF SHARES    NUMBER OF SHARES       CONVERSION OF
                                             OF COMMON           OF COMMON             SERIES G
                                           STOCK HELD AND     STOCK UNDERLYING      PREFERRED STOCK    PERCENTAGE OF INTERESTS
                                          OFFERED PURSUANT    WARRANTS OFFERED     OFFERED PURSUANT      PRIOR TO ANY SALES
                                              TO THIS         PURSUANT TO THIS          TO THIS         MADE PURSUANT TO THIS
            SHAREHOLDER                      PROSPECTUS          PROSPECTUS          PROSPECTUS(1)           PROSPECTUS(2)
            -----------                      ----------          ----------          -------------           -------------

Nicholas Martin Living Trust............       207,808
Dan Cafolla.............................       185,140                                                             *
Dan Cafolla Profit Sharing Plan.........       105,301                                                             *
Tom Hickey..............................       424,795                                                             *
D. Craig Valassis.......................       442,904                                                             *

OCTOBER 1998 WARRANT SELLING
SHAREHOLDERS
First London............................                            100,000                                        *
Michael Doorey..........................                            100,000                                        *
Johnathon Drake.........................                            100,000                                        *
Dale Kerney.............................                            100,000                                        *

VISION MARK SELLING
SHAREHOLDER
C&A Services, LLC.......................       300,000 (3)        9,700,000 (4)                                16.39%

OTHER SELLING SHAREHOLDERS
Katherine D. Banks......................                             95,000                                        *
Market Pathways.........................                             80,000                                        *
John E. Palmer..........................                              7,500                                        *
H. Marcia Smolens.......................                              7,500
Barry Kitt..............................       125,000                                                             *
Gilbert Kitt............................       125,000                                                             *
Pinnacle Fund, L.P......................       668,979                                                          1.31%
Larry Bloch.............................        35,000                                                             *
Sam Chawkin.............................        48,500                                                             *
Cynthia Howard..........................        30,000                                                             *
Edward Kaplan Insurance Trust...........        40,000                                                             *
Clayton Lightman........................        20,000                                                             *
Dr. Linda Porterfield...................        60,000                                                             *
SFT Consulting..........................                             20,000                                        *

    TOTAL...............................     6,564,986           11,304,792            1,849,453               30.73%

--------------------
*        Less than 1%
(1) The number of shares included in this prospectus and in the table is the number of shares into which the Series G preferred stock were convertible as of June 15, 1999.
(2) This percentage was calculated including shares issuable upon the exercise of warrants and conversion of the Series G preferred stock into shares of the Company's common stock.
(3) These 300,000 shares of SI Diamond common stock shall not be issued, if at all, until the Company enters into a letter of intent for the installation of certain of its operating systems resulting from Vision Mark's representation of a subsidiary of SI Diamond.
(4) These warrants shall only be exercisable, if at all, upon the achievement of certain milestones resulting from the representation of SI Diamond by Vision Mark.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 120,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $1 per share. The preferred stock may be issued in series and currently consists of the Series G preferred stock, of which 1,550 shares are issued and outstanding.

         After giving effect to the conversion of the Series G preferred stock into 1,849,453 shares of common stock and the issuance and conversion of all 11,304,792 warrants which are subject to the Prospectus, there would be 64,169,581 shares of common stock issued and outstanding. Additionally, 11,304,792 shares of common stock are reserved for issuance upon exercise of warrants (including 11,304,792 shares of common stock underlying certain warrants included in this Prospectus) that have been issued by the Company, and 5,834,391 shares are reserved for issuance under the Company's stock option plans.

COMMON STOCK

         The holders of common stock are entitled to one vote per share, voting with the holders of any other class of stock entitled to vote, without regard to class, on all matters to be voted on by the shareholders, including the election of directors. All issued and outstanding shares of common stock are fully paid and nonassessable. The common stock is currently listed on the OTC Bulletin Board.

         Subject to any prior and superior rights of the preferred stock, the holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors from funds legally available. Currently, no series of preferred stock has rights that are prior and superior to the common stock with respect to dividends.

         In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the common stock are entitled to receive, pro rata, any assets of the Company remaining after payment has been made in full to the holders of any series of preferred stock with a liquidation preference. Currently, only the holders of the Series G preferred stock are entitled to a liquidation preference.

PREFERRED STOCK

         The preferred stock may be issued from time to time in one or more series as may be established and designated from time to time by the Board of Directors by resolution. The voting powers, preferences and relative, participating, optional and other special rights and the qualifications, limitations or restrictions of any series of preferred stock shall be as is stated in the resolution or resolutions of the Board of Directors that provides for the designation of such series. With the exception of shares issued pursuant to any duly adopted stock option plan of the Company, no shares of preferred stock may be issued to any officer or director of the Company or any shareholder who directly or indirectly owns greater than five percent (5%) of the issued and outstanding voting stock of the Company or any affiliate of such persons, without the affirmative vote of a majority in interest of the disinterested shareholders of the Company. Under the Texas Business Corporation Act, each series of preferred stock is entitled to vote as a class with respect to a proposed amendment to the Company's Restated Articles of Incorporation in certain circumstances. As of June 15, 1999, the only preferred stock of SI Diamond outstanding was the Series G preferred stock.

Series G preferred stock

         There are 3,000 shares of Series G preferred stock currently authorized for issuance, of which 1,550 shares are issued and outstanding. Subject to adjustment in certain circumstances, each share of Series G preferred stock is convertible into that number of shares of common stock determined by dividing the original issue price of the Series G preferred stock plus, an amount equal to ten percent (10%) of the issue price per annum, by $1.00.

         Except as provided by law, the holders of Series G preferred stock shall be entitled to a number of votes equal to the number of shares of common stock into which their respective shares of Series G preferred stock are then convertible using the record date for the taking of such vote of shareholders as the date as of which the Conversion Price is calculated. Holders of Series G preferred stock shall be entitled to notice of all shareholders meetings or written consents with respect to which they would be entitled to vote.

         In the event of any liquidation, dissolution or winding-up of the Company, either voluntary or involuntary, the holders of shares of the Series G preferred stock then issued and outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made to the holders of shares of the common stock, an amount per share equal to the sum of (i) the stated value and (ii) an amount equal to ten percent (10%) of the stated value multiplied by the fraction N/365, where N equals the number of days elapsed since the issue date of the Series G preferred stock. If, upon any liquidation of the Company, the assets of the Company available for distribution to its shareholders shall be insufficient to pay the holders of shares of the Series G preferred stock and the holders of any other series of preferred stock with a liquidation preference equal to the liquidation preference of the Series G preferred stock the full amounts to which they shall respectively be entitled, the holders of shares of the Series G preferred stock and the holders of any other series of preferred stock with liquidation preference equal to the liquidation preference of the Series G preferred stock shall receive all of the assets of the Company available for distribution and each such holder of shares of the Series G preferred stock and the holders of any other series of preferred stock with a liquidation preference equal to the liquidation preference of the Series G preferred stock shall share ratably in any distribution in accordance with the amounts due such shareholders. After payment shall have been made to the holders of shares of the Series G preferred stock of the full amount to which they shall be entitled, as aforesaid, the holders of shares of the Series G preferred stock shall be entitled to no further distributions thereon and the holders of shares of the common stock and of shares of any other series of stock of the Company shall be entitled to share, according to their respective rights and preferences, in all remaining assets of the Company available for distribution to its shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

         As of June 15, 1999, there were 51,015,336 shares of common stock outstanding, of which 43,628,915 shares of common stock were freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company. As of that date, the remaining shares of common stock were deemed "restricted securities," as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of the Company, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.

The Registration Statement, of which this prospectus is a part, pertains to

         - 6,564,986 shares of common stock which are currently "restricted securities",

         - 11,304,792 shares of common stock which underlie existing warrants,

         - 1,849,453 shares of common stock which are issuable upon conversion of the Series G preferred stock.

The Company is obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.

         In addition to the shares of common stock which are outstanding as of June 15, 1999, 5,834,391 shares of common stock have been reserved for issuance pursuant to the Company's stock option plans. 11,304,792 shares of common stock have also been reserved for issuance upon exercise of warrants that have been issued by the Company (11,304,792 of such shares have been registered in the Registration Statement). Additionally, 1,849,453 shares of common stock have been reserved for issuance upon conversion of the Series G preferred stock.

         No prediction can be made as to the effect, if any, that future sales, or the availability of shares of common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock by the Company or by shareholders who hold "restricted securities," or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is American Securities Transfer, Incorporated, 938 Quail Street, Suite 101, Lakewood, Colorado 80215.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND TEXAS LAW

         The Company's Restated Articles currently contain provisions which could be considered to have anti-takeover effects. First, the authorized and unissued shares of the Company's preferred stock and common stock could be used by incumbent management to make more difficult and thereby discourage an attempt to acquire control of the Company, even though some shareholders may deem such an acquisition desirable. For example, the shares of unissued preferred stock and unissued common stock could be privately placed with purchasers who might support the Board of Directors in opposing a hostile takeover bid. The issuance of the unissued preferred stock with voting rights and/or the unissued common stock could also be used to dilute the stock ownership and voting power of a third party seeking to remove directors, replace incumbent directors, accomplish certain business combinations, or alter, amend, or replace provisions in the Company's Restated Articles. To the extent that it impedes any such attempt, the unissued preferred stock and unissued common stock may serve to perpetuate current management. From time to time, the Company evaluates potential transactions and acquisitions, which if consummated, may require the issuance of the unissued preferred stock or unissued common stock.

         The Company's Restated Articles require a classified Board of Directors pursuant to which only one-third (1/3) of the Board of Directors is elected each year for a term of three years. Therefore, even when a shareholder, or a group of shareholders, has sufficient voting power to elect all of the directors to be elected every year, the Company's classified Board could have the effect of requiring two successive annual meetings to replace a majority of the Board of Directors and three annual meetings to replace the entire Board of Directors. There is no cumulative voting with respect to the election of directors.

         The Company's Restated Articles also contain a provision which states that with the sole exception of shares issued pursuant to the duly adopted stock option plans of the Company, no shares of the Company's preferred stock shall be issued or sold to any officer or director of the Company, or any shareholder who directly or indirectly owns more than five percent (5%) of the issued and outstanding voting stock of the Company, or any affiliate of such a person, without the affirmative vote of a majority in interest of the disinterested shareholders of the Company.

         The Company shall not be obligated to deliver notices or offer voting stock for sale pursuant to these provisions in respect of the following issuances of voting stock: (a) pursuant to employee, director or consultant stock option, purchase, bonus, exchange or other such plans or upon the exercise of options or other rights granted thereunder, and (b) in connection with transactions in which shares of voting stock are issued to security holders of a company being acquired by the Company or to a company some or all of whose assets are being acquired by the Company.

         The Restated Articles limit the liability of directors of the Company in their capacity as directors. Specifically, the directors of the Company will not be liable to the Company or its shareholders for monetary damages for an act or omission in a director's capacity as a director, except for liability for the following:

         - for any breach of the director's duty of loyalty to the Company or its shareholders,

         - for any act or omission not in good faith which constitutes a breach of duty of the director to the Company or acts or omissions which involve intentional misconduct or a knowing violation of the law,

         - for transactions from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

         - for an act or omission for which the liability of a director is expressly provided for by an applicable statute, or

         - for acts related to an unlawful stock repurchase or payment of a dividend.

         The overall effect of the provisions in the Company's current Restated Articles described above would be to make more difficult or discourage a merger, tender, offer or proxy contest, even if such transaction or occurrence generally is favorable to the interests of the shareholders, or they may delay or frustrate the assumption of control by a holder of a large block of the Company's securities and the removal of incumbent management, even if such removal may be beneficial to the shareholders.


                                     EXPERTS

         The consolidated balance sheets as of December 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity <deficit> and cash flows for the years then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding SI Diamond's ability to continue as a going concern, of Wallace Sanders & Company, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

         Certain legal matters in connection with the common stock offered hereby have been passed upon for the Company by Haskell Slaughter & Young, L.L.C.

================================================================================

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING SHAREHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF SI DIAMOND COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE SHARES.




                              -------------------




                               TABLE OF CONTENTS

                                                Page
                                                ----

Risk factors.......................................4
Where you can find more information...............13
Documents incorporated by reference...............15
Recent developments...............................16
Use of proceeds...................................16
Plan of distribution and selling shareholders.....16
Selling Shareholders table........................21
Description of capital stock......................23
Experts...........................................26
Legal Opinions....................................27



                                   SI DIAMOND
                                   TECHNOLOGY,
                                      INC.


                               [LOGO APPEARS HERE]
                               6,564,986 SHARES OF
                                  COMMON STOCK
                           (PAR VALUE $.001 PER SHARE)

                              11,304,792 SHARES OF
                                  COMMON STOCK
                               UNDERLYING WARRANTS

                               1,849,453 SHARES OF
                                  COMMON STOCK
                                  ISSUABLE UPON
                             CONVERSION OF SERIES G
                                 PREFERRED STOCK

                                   ----------

                                   PROSPECTUS

                                   ----------

                                 JUNE 23, 1999

================================================================================